

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 6, 2013

Mr. William M. Lambert
Chief Executive Officer
Mine Safety Appliances Company
1000 Cranberry Woods Drive
Cranberry Township, PA   16066

Re: **Mine Safety Appliances Company**
      Form 10-K for the year ended December 31, 2012
      Filed February 20, 2013
      File No. 1-15579

Dear Mr. Lambert:

We have reviewed your response letter dated July 25, 2013 and have the following comment. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to this comment, we may have additional comments.

Form 10-K for the Year Ended December 31, 2012

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 20

Liquidity and Capital Resources, page 26

1.   We note from your responses to prior comments 1 and 2 that there is an "annual repatriation of a portion of the current period's foreign earnings" and "repatriation of current year earnings from various foreign subsidiaries." If repatriation is a recurring theme within your normal operations, please explain to us why it is not practical to calculate the potential income tax liability.

You may contact David Burton, Staff Accountant at (202) 551-3626 or Lynn Dicker, Reviewing Accountant at (202) 551-3616 if you have questions regarding these comments. In this regard, do not hesitate to contact me at (202) 551-3643.

Sincerely,

/s/ Lynn Dicker for

Kevin L. Vaughn
Accounting Branch Chief